FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Introduction of TrueBlue® 100% Juices
across Canada and on the United States West Coast

Vancouver, Canada, November 9, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces the introduction - across Canada and along the West Coast of the United States - of TrueBlue® 100% Juices; each filled with antioxidant-rich 100% superfruit juices. Most importantly, TrueBlue® 100% Juices do NOT contain ANY filler apple or pear juices, the main ingredients in virtually every other so-called “100% juice” product in the juice aisle. Consequently, these wonderful new products also deliver the award winning taste of other TrueBlue® beverages so desired by consumers.

TrueBlue® 100% juices are initially available in 46 oz (1.36 liter) PET bottles in three great flavors: Wild Blueberry, Wild Blueberry and Pomegranate and Wild Blueberry and Blackberry. These great new products will be introduced by our “Learn the Truth™” in-store marketing program focused on educating consumers to read the ingredients on competitive labels, and compare.

Designed by the Company’s in-house research and development team and produced in the Company’s own high speed bottling plant, TrueBlue® 100% Juices are being distributed through mainstream grocery, health and natural food stores across Canada. During the past year the Company reestablished its distribution network along the West Coast of the United States, supported by a large national health and natural foods distributor. Consequently, the TrueBlue® 100% Juices will shortly be on the shelves of most major health and natural foods stores in Washington, Oregon and California, with broader retail expansion in the works.

For more information about TrueBlue® 100% Juices and other delicious, healthful Leading Brands beverages, please visit our website at www.LeadingBrandsInc.com or reach out to us at the numbers above.

Better Ingredients | Better Brands™

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices, BabyBlue® childrens’ superfruit blends and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com